UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

In respect of its

U.S. Dollar 3,000,000,000 2.50 per cent. Notes due March 29, 2032

Filed pursuant to Rule 3 of Regulation BW

Dated: March 28, 2022

The following information regarding the U.S. Dollar 3,000,000,000 2.50 per cent. Notes due March 29, 2032 (the “Notes”) of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the “Prospectus”) for the Bank’s Global Debt Issuance Facility (the “Facility”), the most recent version of which (dated September 24, 2021) is already on file with the Securities and Exchange Commission and in the form of an Information Statement (the “Information Statement”), the most recent version of which (dated September 22, 2021) is already on file with the Securities and Exchange Commission.

Item 1. Description of Obligations

(a) U.S. Dollar 3,000,000,000 2.50 per cent. Notes due March 29, 2032.

(b) The interest rate per U.S. Dollar 1,000 (the “Specified Denomination”) shall be 2.50 per cent. per annum, payable semi-annually in arrear on each March 29 and September 29, commencing September 29, 2022, and ending on March 29, 2032.

(c) Maturing March 29, 2032. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

(d) Not Applicable.

(e) Bank’s standard negative pledge clause (see Condition 4 on page 21 of the Prospectus).

(f) Not Applicable.

(g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

(h) See Prospectus, pages 6-11.

(i) Federal Reserve Bank of New York, 33 Liberty Street, New York, New York 10045.

Item 2. Distribution of Obligations

As of March 24, 2022, the Bank entered into a Terms Agreement with Barclays Bank PLC, BMO Capital Markets Corp., BNP Paribas, CastleOak Securities, L.P., Citigroup

Global Markets Limited, Crédit Agricole Corporate and Investment Bank, Daiwa Capital Markets Europe Limited, Deutsche Bank AG, London Branch, Goldman Sachs International, HSBC Bank plc, ICBC Standard Bank Plc, J.P. Morgan Securities plc, Merrill Lynch International, Morgan Stanley & Co. International plc, National Bank Financial Inc., Nomura International plc, RBC Capital Markets, LLC, Scotiabank Europe plc, The Toronto-Dominion Bank, and Wells Fargo Securities, LLC (collectively, the “Managers”), pursuant to which the Bank agreed to issue, and the Managers agreed to purchase, a principal amount of the Notes aggregating U.S. Dollar 3,000,000,000 at 99.151% of par. The Notes will be offered for sale subject to issuance and acceptance by the Managers and subject to prior sale. Delivery of the Notes is expected to be made on or about March 29, 2022.

The Terms Agreement provides that the obligations of the Managers are subject to certain conditions, including the continued accuracy of the Bank’s representations and warranties set forth in the Bank’s Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the “Standard Provisions”), the most recent version of which (dated as of September 24, 2021) is already on file with the Securities and Exchange Commission.

Item 3. Distribution Spread

Price to Public	Selling Discounts and Commissions	Proceeds to the Bank
Per Unit: 99.151%	0.175%	98.976%
Total: USD 2,974,530,000	USD 5,250,000	USD 2,969,280,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

None

Item 5. Other Expenses of Distribution

As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

Item 6. Application of Proceeds

The net proceeds will be used in the general operations of the Bank.

Item 7. Exhibits

A. Final Terms dated March 24, 2022.

B. Terms Agreement dated March 24, 2022.

Exhibit A

EXECUTION VERSION

Final Terms dated March 24, 2022

International Bank for Reconstruction and Development

Issue of US$3,000,000,000 2.50 per cent. Notes due March 29, 2032 under the

Global Debt Issuance Facility

Terms used herein shall be deemed to be defined as such for the purposes of the terms and conditions (the “Conditions”) set forth in the Prospectus dated September 24, 2021. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with such Prospectus.

MiFID II product governance / Retail investors, professional investors and ECPs target market – See Term 28 below.

UK MiFIR product governance / Retail investors, professional investors and ECPs target market – See Term 29 below.

SUMMARY OF THE NOTES

1.	Issuer:	International Bank for Reconstruction and Development (“IBRD”)

2.	(i) Series number:	101526

	(ii) Tranche number:	1

3.	Specified Currency or Currencies (Condition 1(d)):	United States Dollars (“US$”)

4.	Aggregate Nominal Amount

	(i) Series:	US$3,000,000,000

	(ii) Tranche:	US$3,000,000,000

5.	(i) Issue Price:	99.151 per cent. of the Aggregate Nominal Amount

	(ii) Net proceeds:	US$2,969,280,000

6.	Specified Denominations (Condition 1(b)):	US$1,000 and integral multiples thereof

7.	Issue Date:	March 29, 2022

8.	Maturity Date (Condition 6(a)):	March 29, 2032

9.	Interest basis (Condition 5):	2.50 per cent. Fixed Rate (further particulars specified below)

10.	Redemption/Payment basis (Condition 6):	Redemption at par

11.	Change of interest or redemption/payment basis:	Not Applicable

12.	Call/Put Options (Condition 6):	Not Applicable

13.	Status of the Notes (Condition 3):	Unsecured and unsubordinated

14.	Listing:	Luxembourg Stock Exchange

15.	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	Fixed Rate Note provisions (Condition 5(a)):	Applicable

	(i) Rate of Interest:	2.50 per cent. per annum payable semi-annually in arrear

	(ii) Interest Payment Date(s):	March 29 and September 29 of each year, from and including September 29, 2022, to and including the Maturity Date, not subject to adjustment in accordance with a Business Day Convention

	(iii) Interest Period Date(s):	Each Interest Payment Date

	(iv) Business Day Convention:	Not Applicable

	(v) Day Count Fraction (Condition 5(l)):	30/360

	(vi) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

17.	Final Redemption Amount of each Note (Condition 6):	US$1,000 per minimum Specified Denomination

18.	Early Redemption Amount (Condition 6(c)):	As set out in the Conditions

GENERAL PROVISIONS APPLICABLE TO THE NOTES

19.	Form of Notes (Condition 1(a)):	Fed Bookentry Notes: Fed Bookentry Notes available on Issue Date

20.	New Global Note / New Safekeeping Structure:	No

21.	Financial Centre(s) or other special provisions relating to payment dates (Condition 7(h)):	New York

22.	Governing law (Condition 14):	New York

23.	Other final terms:	Not Applicable

DISTRIBUTION

24.	(i) If syndicated, names of Managers and underwriting commitments:	Deutsche Bank AG, London Branch	US$728,500,000
		Merrill Lynch International	US$728,500,000
		Goldman Sachs International	US$728,500,000

		J.P. Morgan Securities plc	US$728,500,000

		BMO Capital Markets Corp.	US$56,000,000

		Barclays Bank PLC	US$2,000,000

		BNP Paribas	US$2,000,000

		CastleOak Securities, L.P.	US$2,000,000

		Citigroup Global Markets Limited	US$2,000,000

		Crédit Agricole Corporate and Investment Bank	US$2,000,000

		Daiwa Capital Markets Europe Limited	US$2,000,000

		HSBC Bank plc	US$2,000,000

		ICBC Standard Bank Plc	US$2,000,000

		Morgan Stanley & Co. International plc	US$2,000,000

		National Bank Financial Inc.	US$2,000,000

		Nomura International plc	US$2,000,000

		RBC Capital Markets, LLC	US$2,000,000

		Scotiabank Europe plc	US$2,000,000

		The Toronto-Dominion Bank	US$2,000,000

		Wells Fargo Securities, LLC	US$2,000,000

All sales of Notes in the U.S. will be made by or through U.S.-registered broker-dealers. ICBC Standard Bank Plc is restricted in its U.S. securities dealings under the United States Bank Holding Company Act and may not underwrite, subscribe, agree to purchase or procure purchasers to purchase securities that are offered or sold in the United States. Accordingly, ICBC Standard Bank Plc shall not be obligated to, and shall not, underwrite, subscribe, agree to purchase or procure purchasers to purchase Notes constituting part of its allotment that may be offered or sold by other underwriters in the United States. ICBC Standard Bank Plc shall offer and sell Notes constituting part of its allotment solely outside the United States.

	(ii) Stabilizing Manager(s) (if any):	Not Applicable

25.	If non-syndicated, name of Dealer:	Not Applicable

26.	Total commission and concession:	0.175 per cent. of the Aggregate Nominal Amount

27.	Additional selling restrictions:	Not Applicable

28.	MiFID II product governance / Retail investors, professional investors and ECPs target market:

Directive 2014/65/EU (as amended, “MiFID II”) product governance / Retail investors, professional investors and ECPs target market:

Solely for the purposes of the manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that (i) the target market for the Notes is ECPs, professional clients and retail clients, each as defined in MiFID II; and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturer’s target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer’s target market assessment) and determining appropriate distribution channels.

For the purposes of this Term 28, “manufacturer” means Deutsche Bank AG, London Branch and Goldman Sachs International.

IBRD does not fall under the scope of application of MiFID II. Consequently, IBRD does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of MiFID II.

29.	UK MiFIR product governance / Retail investors, professional investors and ECPs target market:

Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“UK MiFIR”) product governance / Retail investors, professional investors and ECPs target market:

Solely for the purposes of the manufacturers’ product approval process, the target market assessment in respect of the Notes has led to the conclusion that (i) the target market for the Notes is eligible counterparties (as defined in the United Kingdom Financial Conduct Authority (the “FCA”) Handbook Conduct of Business Sourcebook (“COBS”)), professional clients (as defined in UK MiFIR) and retail clients (as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018); and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, each distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

For the purposes of this Term 29, “manufacturers” means Deutsche Bank AG, London Branch, Goldman Sachs International, Merrill Lynch International and J.P. Morgan Securities plc.

IBRD does not fall under the scope of application of UK MiFIR. Consequently, IBRD does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of UK MiFIR.

OPERATIONAL INFORMATION

30.	Legal Entity Identifier of the Issuer:	ZTMSNXROF84AHWJNKQ93

31.	ISIN Code:	US45906M3D11

32.	Common code:	246292329

33.	CUSIP:	45906M3D1

34.	Any clearing system(s) other than Euroclear Bank SA/NV, Clearstream Banking, S.A. and The Depository Trust Company and the relevant identification number(s):	Bookentry system of the Federal Reserve Banks

35.	Delivery:	Delivery versus payment

36.	Intended to be held in a manner which would allow Eurosystem eligibility:	Not Applicable

GENERAL INFORMATION

IBRD’s most recent Information Statement was issued on September 22, 2021.

SUPPLEMENTAL PROSPECTUS INFORMATION

The Prospectus is hereby supplemented with the following information, which shall be deemed to be incorporated in, and to form part of, the Prospectus.

The Dealers are represented by Sullivan & Cromwell LLP. From time to time Sullivan & Cromwell LLP performs legal services for IBRD.

LISTING APPLICATION

These Final Terms comprise the final terms required for the admission to the Official List of the Luxembourg Stock Exchange and to trading on the Luxembourg Stock Exchange’s regulated market of the Notes described herein issued pursuant to the Global Debt Issuance Facility of International Bank for Reconstruction and Development.

RESPONSIBILITY

IBRD accepts responsibility for the information contained in these Final Terms.

Signed on behalf of IBRD:

By:	/s/ Jong Woo Nam
Name: Jong Woo Nam Title: Senior Financial Officer, World Bank Treasury

Duly authorized

Exhibit B

EXECUTION VERSION

TERMS AGREEMENT NO. 101526 UNDER THE FACILITY

March 24, 2022
International Bank for Reconstruction and Development 1818 H Street, N.W. Washington, D.C. 20433

The undersigned (the “Dealers”) agree to purchase from you (the “Bank”) the Bank’s US$3,000,000,000 2.50 per cent. Notes due March 29, 2032 (the “Notes”) described in the Final Terms, dated as of the date hereof (the “Final Terms”) at 11:00 a.m. New York time on March 29, 2022 (the “Settlement Date”) at an aggregate purchase price of US$2,969,280,000 (which is 98.976 per cent. of the aggregate nominal amount of the Notes) on the terms set forth herein and in the Standard Provisions, dated September 24, 2021, relating to the issuance of Notes by the Bank (the “Standard Provisions”), incorporated herein by reference. In so purchasing the Notes, each of the Dealers understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein and the term “Time of Sale” refers to March 22, 2022, 3:43 p.m. London time. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to the Dealers that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof.

The obligation of each of the Dealers to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank’s representations and warranties contained in the Standard Provisions and to the Bank’s performance and observance of all applicable covenants and agreements contained therein. The obligation of the Dealers to purchase Notes hereunder is further subject to the receipt by the Dealers of (i) a letter from each of Sullivan & Cromwell LLP and Deloitte & Touche LLP addressed to the Dealers and giving the Dealers the full benefit of the existing validity opinion or accountants’ letter of such firm as of the date of such existing validity opinion or accountants’ letter; and (ii) a disclosure letter from Sullivan & Cromwell LLP in respect of the Prospectus.

Subject to Section 5.6 of the Standard Provisions, the Bank certifies to each of the Dealers that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1

The Bank agrees that it will issue the Notes and the Dealers named below severally and not jointly agree to purchase the Notes at the purchase price specified above (being equal to the issue price of 99.151 per cent. less a management and underwriting fee of 0.175 per cent. of the aggregate nominal amount of the Notes).

The respective nominal amounts of the Notes that each of the Dealers commits to underwrite are set forth opposite their names below:

Name	Nominal Amount
Deutsche Bank AG, London Branch	US$	728,500,000
Merrill Lynch International	US$	728,500,000
Goldman Sachs International	US$	728,500,000
J.P. Morgan Securities plc	US$	728,500,000
BMO Capital Markets Corp.	US$	56,000,000
Barclays Bank PLC	US$	2,000,000
BNP Paribas	US$	2,000,000
CastleOak Securities, L.P.	US$	2,000,000
Citigroup Global Markets Limited	US$	2,000,000
Crédit Agricole Corporate and Investment Bank	US$	2,000,000
Daiwa Capital Markets Europe Limited	US$	2,000,000
HSBC Bank plc	US$	2,000,000
ICBC Standard Bank Plc	US$	2,000,000
Morgan Stanley & Co. International plc	US$	2,000,000
National Bank Financial Inc.	US$	2,000,000
Nomura International plc	US$	2,000,000
RBC Capital Markets, LLC	US$	2,000,000
Scotiabank Europe plc	US$	2,000,000
The Toronto-Dominion Bank	US$	2,000,000
Wells Fargo Securities, LLC	US$	2,000,000
Total:	US$	3,000,000,000

All sales of Notes in the U.S. will be made by or through U.S.-registered broker-dealers. ICBC Standard Bank Plc is restricted in its U.S. securities dealings under the United States Bank Holding Company Act and may not underwrite, subscribe, agree to purchase or procure purchasers to purchase securities that are offered or sold in the United States. Accordingly, ICBC Standard Bank Plc shall not be obligated to, and shall not, underwrite, subscribe, agree to purchase or procure purchasers to purchase Notes constituting part of its allotment that may be offered or sold by other underwriters in the United States. ICBC Standard Bank Plc shall offer and sell Notes constituting part of its allotment solely outside the United States.

2

Payment for and delivery of the Notes shall be made each against the other on the Settlement Date. The Notes shall be delivered in book entry form to the following account at the Federal Reserve Bank of New York: ABA No. 021000018 BK OF NYC/DBLDN; and payment of the purchase price specified above shall be delivered in immediately available funds to the Bank’s account at the Federal Reserve Bank of New York: ABA No. 021081367 (IBRD WASH/ISSUER – CODE 2500).

3

The Bank hereby appoints each of the Dealers as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the Dealers shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. Each of the Dealers acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions which it has requested.

4

In consideration of the Bank appointing each of the Dealers as a Dealer solely with respect to this issue of Notes, each of the Dealers hereby undertakes for the benefit of the Bank and each of the other Dealers that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5	The Joint Lead Managers hereby jointly and equally agree to pay the following expenses, if applicable:

(a)

all initial and ongoing costs and expenses of listing the Notes on the Luxembourg Stock Exchange (including, without limitation, the costs and expenses of the listing agent and for the notices required to be published in connection with the issue and initial and continued listing of the Notes);

(b)	any fees of the Federal Reserve Bank of New York in its capacity as Fiscal Agent for the Notes;

(c)	the legal fees and expenses of Sullivan & Cromwell LLP, counsel to the Dealers; and

(d)	the agreed fees and expenses of Deloitte & Touche LLP in connection with the reliance letter to be delivered in relation to the Notes.

6	Each of the Dealers acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the

Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of each of the Dealers which have arisen prior to such termination.

For purposes hereof, the notice details of the Dealers are as follows:

c/o Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB
United Kingdom
Attention: Syndicate Desk
Telephone: +44-20-7545 8000
Facsimile: +44-20-7545 4455
Email: syn.ta@list.db.com

7

If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Agreement, the Dealers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20 per cent. of the nominal amount of the Notes for which the non-defaulting Dealers were originally committed; provided, however, that if the aggregate nominal amount of Notes as to which such default occurred exceeds 16.667 per cent. of the nominal amount of the Notes, the non-defaulting Dealers shall be entitled to terminate this Agreement without any liability on the part of any non-defaulting Dealers. Nothing herein will relieve a defaulting Dealer from liability for its default.

8

The Dealers and the Bank acknowledge that the Bank does not fall under the scope of application of either the MiFID II or UK MiFIR regime. Consequently, the Bank does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of MiFID II or UK MiFIR.

9

Solely for the purposes of the requirements of Article 9(8) of the MiFID Product Governance rules under EU Delegated Directive 2017/593 (the “MiFID Product Governance Rules”) regarding the mutual responsibilities of EU manufacturers under the Product Governance Rules:

(a)

each of Deutsche Bank AG, London Branch and Goldman Sachs International (each a “EU Manufacturer” and together the “EU Manufacturers”) acknowledges to each other EU Manufacturer that it understands the responsibilities conferred upon it under the MiFID Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Final Terms in connection with the Notes; and

(b)

each of the other Dealers notes the application of the MiFID Product Governance Rules and acknowledges the target market and distribution channels identified as applying to the Notes by the EU Manufacturer and the related information set out in the Final Terms and any other announcements in connection with the Notes.

Solely for the purposes of the requirements of 3.2.7R of the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) regarding the mutual responsibilities of UK manufacturers under the UK MiFIR Product Governance Rules:

(a)

each of Deutsche Bank AG, London Branch, Goldman Sachs International, Merrill Lynch International and J.P. Morgan Securities plc (each a “UK Manufacturer” and together the “UK Manufacturers”) acknowledges to each other UK Manufacturer that it understands the responsibilities conferred upon it under the UK MiFIR Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Final Terms in connection with the Notes; and

(b)

each of the other Dealers notes the application of the UK MiFIR Product Governance Rules and acknowledges the target market and distribution channels identified as applying to the Notes by the UK Manufacturers and the related information set out in the Final Terms and any other announcements in connection with the Notes.

For the purposes of this provision, the expression “MiFID II” means Directive 2014/65/EU, as amended, and the expression “UK MiFIR” means Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

10

Nothing in this Terms Agreement shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Bank under the Bank’s Articles of Agreement, or applicable law or international law.

11	All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

12	This Terms Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

DEUTSCHE BANK AG, LONDON BRANCH

By:	/s/ Katrin Wehle
Name: Katrin Wehle
Title: Managing Director, SSA DCM

By:	/s/ Dr. Ute Münstermann
Name: Dr. Ute Münstermann
Title: Director

MERRILL LYNCH INTERNATIONAL

By:	/s/ Kamini Sumra
Name: Kamini Sumra
Title: Authorised signatory

GOLDMAN SACHS INTERNATIONAL

By:	/s/ Ben Payne
Name:Ben Payne
Title: Managing Director

J.P. MORGAN SECURITIES PLC

By:	/s/ Sarah Lovedee
Name:Sarah Lovedee
Title: Executive Director

(together with Deutsche Bank AG, London Branch, Merrill Lynch International and Goldman Sachs International the “Joint Lead Managers”)

BMO CAPITAL MARKETS CORP.

By:	/s/ Sean M. Hayes
Name: Sean M. Hayes
Title: Managing Director

BARCLAYS BANK PLC

By:	/s/ Annie Carpenter
Name: Annie Carpenter
Title: Director

BNP PARIBAS

By:	/s/ Hugh Pryse-Davies
Name: Hugh Pryse-Davies
Title: AUTHORISED SIGNATORY

By:	/s/ Sara Egan
Name: Sara Egan
Title: AUTHORISED SIGNATORY

CASTLEOAK SECURITIES, L.P.

By:	/s/ Itai Benosh
Name: Itai Benosh
Title: Managing Director

CITIGROUP GLOBAL MARKETS LIMITED

By:	/s/ Konstantinos Chryssanthopoulos
Name: Konstantinos Chryssanthopoulos
Title: Delegated signatory

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK

By:	/s/ Eric Busnel
Name: Eric Busnel
Title:

By:	/s/ Blandin Pierre
Name: Blandin Pierre
Title:

DAIWA CAPITAL MARKETS EUROPE LIMITED

By:	/s/ J R Walsh
Name: J R Walsh
Title: Head of Syndicate

HSBC BANK PLC

By:	/s/ Karl Allen
Name: Karl Allen
Title: Authorised Signatory

ICBC STANDARD BANK PLC

By:	/s/ David Guthrie
Name: David Guthrie
Title: Legal Department | ICBC Standard Bank Plc

By:	/s/ Robin Stoole
Name: Robin Stoole
Title: Head of Bond Syndicate | ICBC Standard Bank Plc

MORGAN STANLEY & CO. INTERNATIONAL PLC

By:	/s/ Kathryn McArdle
Name: Kathryn McArdle
Title: Executive Director

NATIONAL BANK FINANCIAL INC.

By:	/s/ Scott Graham
Name: Scott Graham
Title: Head of SSA & Managing Director

NOMURA INTERNATIONAL PLC

By:	/s/ Guy Luscombe
Name: Guy Luscombe
Title: Duly Authorised Signatory

RBC CAPITAL MARKETS, LLC

By:	/s/ Scott G. Primrose
Name: Scott G. Primrose
Title: Authorized Signatory

SCOTIABANK EUROPE PLC

By:	/s/ James Walter
Name: James Walter
Title: Head of Legal, Europe

By:	/s/ Cesare Roselli
Name: Cesare Roselli
Title: Managing Director

THE TORONTO-DOMINION BANK

By:	/s/ Frances Watson
Name: Frances Watson
Title: Director, Transaction Management Group

WELLS FARGO SECURITIES, LLC

By:	/s/ Barbara Garafalo
Name: Barbara Garafalo
Title: Director

CONFIRMED AND ACCEPTED, as of the

date first written above:

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

By:	/s/ Jong Woo Nam
Name: Jong Woo Nam
Senior Financial Officer, World Bank Treasury
Authorized Officer